SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bergio International, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

084080407
(CUSIP Number)

February 11, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[   ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084080407	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maple Leaf Capital Management LLC, 52-2104785

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER

18,920,727 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

18,920,727 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,920,727 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12	TYPE OF REPORTING PERSON (see instructions)

OO

(1)As more fully described in Item 4, the number of shares beneficially owned includes 18,920,727 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of the Common Stock purchase warrant, and/or the 10% Secured Subordinated Convertible Promissory Notes held by the Reporting Persons, which reflects the Blockers.

CUSIP No. 084080407	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trillium Partners LP, 52-2104789

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER

18,920,727 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

18,920,727 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,920,727 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12	TYPE OF REPORTING PERSON (see instructions)

OO

(1)As more fully described in Item 4, the number of shares beneficially owned includes 18,920,727 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of the Common Stock purchase warrant, and/or the 10% Secured Subordinated Convertible Promissory Notes held by the Reporting Persons, which reflects the Blockers.

CUSIP No. 084080407	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen M. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER

18,920,727 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

18,920,727 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,920,727 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12	TYPE OF REPORTING PERSON (see instructions)

IN

(1)As more fully described in Item 4, the number of shares beneficially owned includes 18,920,727 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of the Common Stock purchase warrant, and/or the 10% Secured Subordinated Convertible Promissory Notes held by the Reporting Persons, which reflects the Blockers.

CUSIP No. 084080407	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Bergio International, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 12 Daniel Road, East Fairfield, NJ 07004.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Maple Leaf Capital Management LLC, a Delaware limited liability company (“Maple Leaf”);

(ii)	Trillium Partners, LP, a Delaware limited partnership (“Trillium”); and

(iii)	Stephen M. Hicks (“Mr. Hicks”).

The foregoing persons are hereinafter sometimes individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 90 Grove Street, Ridgefield, CT 06877

Item 2(c). Citizenship:

Maple Leaf is a limited liability company organized under the laws of Delaware. Trillium is a limited partnership organized under the law of Delaware. Mr. Hicks is a citizen of Canada.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP Number:

084080407

CUSIP No. 084080407	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference. The ownership percentages reported are based on (i) 170,286,557 shares of Common Stock outstanding as of April 9, 2021 as set forth in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on April 9, 2021, and (ii) 18,920,727 shares of Common Stock issuable upon exercise or conversion, as applicable, of the Common Stock purchase warrant (the “Warrant”), and/or the 10% Secured Subordinated Convertible Promissory Notes (the “Notes”), each held by the Reporting Persons.

The Warrant and the Notes contain beneficial ownership limitations limiting the Reporting Person’s right to exercise or convert, as applicable, such Warrant or Notes in the event that its beneficial ownership would exceed 9.99% of the Company’s outstanding shares of Common Stock. Therefore, the Reporting Person’s beneficial ownership of the Company’s Common Stock cannot exceed 9.99% of the Company’s outstanding shares of Common Stock.

As of April 19, 2021, the Reporting Persons are the beneficial owner 18,920,727shares (the “Shares”) of Common Stock issuable upon the conversion or exercise of the Preferred Stock, the Warrant, and/or the Notes. The Reporting Person has the power to dispose of and the power to vote the Shares beneficially owned by it.

Trillium has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Maple Leaf, and its manager, Mr. Hicks. Maple Leaf and Mr. Hicks have shared power to vote and/or dispose of the Shares beneficially owned by Trillium. Neither Maple Leaf nor Mr. Hicks directly owns any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Maple Leaf and Mr. Hicks may be deemed to beneficially own the Shares beneficially owned by Trillium.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 084080407	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 084080407	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2021	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks

CUSIP No. 084080407	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: April 19, 2021	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks